UNITED STATES
               Securities and Exchange Commission
                    Washington, D.C.  20549

                          FORM 12b-25

                  NOTIFICATION OF LATE FILING

(Check One): x Form 10-K and 10-KSB  Form 11-K  Form 20-F  Form 10-Q  Form N-SAR

        For Period Ending:         March 31, 2003

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ADM Tronics Unlimited, Inc.
Full Name of Registrant

Former Name if Applicable

224-S Pegasus Avenue
Address of Principal Executive Officer (Street and Number)

Northvale, New Jersey     07647
City, State and Zip Code


PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed (Check box if appropriate).

   x (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
   x (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, or N-SAR or portion thereof, could not be filed within the prescribed time period.

The report cannot be so filed because certain third-party confirmations, which may have had an effect on certain disclosures to be included in the report, have not been received by the Registrant.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Andre' Di Mino                  201                  767-6040
      (Name)                    (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)
    of the Securities Exchange Act of 1934 or Section 30 of the
    Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no identify report(s).
                                                               x Yes   No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               x Yes   No
    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant had a loss of approximately $640,000 as compared to $302,975 for the fiscal years ended March 31, 2003 and 2002, respectively. The increase in the loss over the prior year's loss was primarily due to the write-down of certain inventory accounts to reflect market value.

                 ADM Tronics Unlimited, Inc.
       (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 30, 2003       By: /s/ Andre' DiMino,
                                   Andre' Di Mino, President